November 9, 2018

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Photozou Holdings, Inc.

Form S-1/A

Filed October 16, 2018

File No. 333-226627

To the men and women of the SEC:

On behalf of Photozou Holdings, Inc., (“we”, “us”, or the “Company”), are filing this S-1/A and associated exhibits as the Company has decided it seeks to replace the previous opinion letter on exhibit 5.1 with that provided by new counsel. Exhibit 5.1 has been replaced accordingly.

Page 22 of the S-1/A has been amended so that it now states the following: “The validity of the shares of common stock offered hereby will be passed upon for us by Carl Ranno Esq. of 2733 East Vista Dr. Phoenix, Arizona 85032.”

No other changes have been aside from the above.

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: November 9, 2018

/s/ Koichi Ishizuka

Koichi Ishizuka

President